Corporate Law Solutions A Professional Law Corporation

CLS	Gregory W. Preston, Esq. Managing Director 907 Sandcastle Drive Direct Dial: 949.760.0107 Corona del Mar, CA 92625 gpreston@corp-law.com
September 1, 2020

Via EDGAR and Email

Ronald Alper, Esq. (alperr@sec.gov)

Division of Corporation Finance

Office of Real Estate &

Construction Securities and Exchange

Commission

Washington, D.C. 20549

Re:	Escalate Wealth REIT I, Inc. (the “Company”) Preliminary Offering Circular on Form 1-A Filed July 31, 2020 File No. 024-11284

Dear Mr. Alper:

On hehalf of the Company, we are responding to your comment letter dated August 26, 2020 to the Company’s, Offering Statement on Form 1-A filed July 31, 2020 (“Offering Statement”). Responses in this letter refer to Amendment No. 1 to Offering Statement as filed today (“Amendment No. 1”). We also enclose a marked copy of Amendment No. 1 to show changes from Offering Statement as initially filed.

Your numbered comments and our corresponding responses are set forth below.

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it has been so advised.

2.       We note that you may conduct the share repurchase program during the offering period of the shares offered through this offering statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it has been so advised.

3. Please reconcile when you plan to qualify as a REIT. On the prospectus cover page and elsewhere you reference December 31, 2022, and then in the taxation discussion beginning on page 76 you reference December 31, 2021.

Response: The references in the taxation discussion have been changed to December 31, 2022.

Cover Page

4.       Please disclose the duration of the offering. See Item 501(b)(8)(iii) of Regulation S-K and Rule 251(d)(3)(F) of Regulation A.

Response: The requested disclosure has been provided.

Security Ownership of Certain Beneficial Owners and Management, page 56

5.       Please provide the ownership table as required by Item 403 of Regulation S-K. In addition, please disclose the natural person(s) with voting and/or investment control of Escalate Wealth, LLC.

Response: The requested chart and disclosure have been provided.

Plan of Distribution, page 111

6. Please provide more detailed information about the rebate to be provided from the advisor to large investors and investors younger than 25. Please clearly disclose the terms of this rebate such as how this gets paid, when it gets paid, the amount of the rebate or how it is calculated, etc.

Response: The requested information about the advisor rebate has been provided.

Exhibits

Subscription Agreement, page A-1

2.	We note that the subscription agreement includes the following provisions:

•	Section 13: limitations on damages (this provision refers to “any other Realty Mogul party” -- please clarify or advise);

Response: The reference to “Reatly Mogul” has been changed to “Escalate Wealth.”

•	Section 14: indemnification;

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•	Section 15: arbitration, waiver of right of class action, waiver of jury trial;

•	Section 18.1: consent to jurisdiction and forum; and

•	Section 18.5: fee shifting.

Please include disclosure regarding these provisions including a description of the provisions, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws, and whether or not the provisions apply to purchasers in secondary transactions. Regarding section 18.1, please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce this provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also reconcile this provision, which designates California courts, with Article XIV of the company’s bylaws, which designates Maryland courts as the forum and provide clear disclosure of the exclusive forum provision. Please discuss the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, and who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Response: The provisions referred to above have been deleted.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Response: The Company’s dealer manager, North Capital Private Securities Corporation, has requested a FINRA no objections letter and, upon receipt, a copy will be delivered to you.

Thank you for your assistance with regard to this filing and please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc: Harold Hofer

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